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                                                        Filed by AHT Corporation
               Pursuant to Rule 425 Under the Securities Act of 1933, as Amended
                              And Deemed Filed Pursuant to Rule 14a-12 Under the
                                     Securities Exchange Act of 1934, as Amended
                                                Subject Company: AHT Corporation
                                                   (Commission File No. 0-21209)


AHT CORPORATION RESPONDS TO BIOSHIELD TECHNOLOGIES PRESS RELEASE


TARRYTOWN, NY, AUGUST 14, 2000 - AHT Corporation (Nasdaq: AHTC) is disappointed that BioShield Technologies (Nasdaq: BSTI) decided to prematurely announce preliminary indications that more than 50% of its shareholders plan to vote against the announced merger agreement before there was an opportunity to adequately educate BioShield shareholders about the merits of the planned merger. AHT Corporation continues to support the planned merger and is committed to working with BioShield to educate its shareholders on the merits of the transaction. AHT Corporation strongly believes this transaction will benefit both AHT and BioShield shareholders.

AHT Corporation is a national provider of Internet-based clinical e-commerce among physicians, other healthcare providers and healthcare organizations. The Company provides information technology enabling the electronic management of laboratory and prescription transactions. For information on AHT and its products, please visit AHT's Web site at www.ahtech.com or call 877-DRCHART.

This press release contains forward-looking information regarding AHT. The forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements, including statements as to industry trends, future economic performance, anticipated profitability, anticipated revenues and planned product development, and product or service line growth may be significantly impacted by certain risks and uncertainties, including, but not limited to, failure of the clinical e-commerce industry to develop at anticipated rates, failure of AHT's clinical information technology products and services and planned products and services to be timely developed or to gain significant market acceptance, delays in customer acceptance of AHT's software, and competition and other economic factors. In addition, any statements contained in this report that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the generality of the foregoing, words such as "may", "will", "expect", "believe", "anticipate", "intend", "could", "would", "estimate", or "continue", or the other negative variations thereof or compatible terminology are intended to identify forward-looking statements. These forward-looking statements speak only as of the date hereof, and AHT disclaims any intention or obligation to update these forward-looking statements in the future. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated in any forward-looking statements, all of which are difficult to predict and many of which are beyond the control of AHT, including areas such as: developing technologies; dependence on collaborative partners; the result of research and development efforts; future capital needs; uncertainty of additional funding; and government regulations. Additional risks and uncertainties are described in public filings of AHT with the Securities and Exchange Commission.


PERSONS INVOLVED IN THE SOLICITATION ON BEHALF OF AHT

In connection with the proposed merger, AHT will solicit proxies from its stockholders to approve the merger. AHT and its officers and directors may be deemed to be participants in the solicitation of proxies from AHT's stockholders with respect to the merger. The members of AHT's board of directors are Arthur
M. Southam, M.D., James T. Carney, Barry Kurokawa, Jonathan Edelson, M.D. and Robert J. Alger. Officers of AHT who may participate in the solicitation of proxies are Jonathan Edelson, M.D., Chief Executive Officer and President, Robert J. Alger, Executive Vice President and Chief Information Officer, Jeffrey
M. Sauerhoff, Chief Financial Officer, Eddy W. Friedfeld, Senior Vice President
- Business & Legal Affairs, General Counsel and Secretary, and Arthur Dague, Director, Investor Relations and Communications. Information regarding certain of these officers and directors and their affiliations with and security holdings in AHT is included in AHT's Annual Report on Form 10-K for the year ended December 31, 1999 and AHT's Definitive Proxy Statement on Schedule 14A dated June 22, 2000. Both of these documents are available free of charge at the SEC's website at www.sec.gov and from the AHT contact listed below.
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Certain officers and directors of AHT may have direct or indirect interests in the merger by virtue of their security holdings or otherwise that are different from or in addition to the interests of the stockholders of AHT. Specifically, some officers of AHT will be entitled to severance payments and accelerated vesting of options if their employment with AHT is terminated after completion of the merger. Also, officers and directors of AHT will continue to be indemnified by, and benefit from insurance coverage for, liabilities that may arise from their service as officers and directors of AHT prior to the merger.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the merger, BioShield Technologies, Inc. has filed with the SEC a registration statement on Form S-4 and BioShield and AHT expect to mail a joint proxy-statement/prospectus, which will be part of the registration statement, to stockholders of BioShield and AHT containing information about the merger. Stockholders of BioShield and AHT are urged to read the joint proxy statement/prospectus included in the registration statement and any other relevant documents filed with the SEC. The joint proxy statement/prospectus will contain important information about BioShield, AHT, the merger and the persons soliciting proxies related to the merger, and related matters that should be considered by stockholders before making any decision regarding the merger and related transactions. The registration statement and other documents are available free of charge on the SEC website at www.sec.gov and from the AHT contact listed below.

In addition to the registration statement and the joint proxy statement/prospectus, BioShield and AHT file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by BioShield or AHT at the SEC public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC's other public reference rooms in New York and Chicago. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. BioShield's and AHT's filings with the SEC are also available free of charge to the public at the website maintained by the SEC at www.sec.gov. These documents may also be obtained from the BioShield and AHT contacts listed below.

CONTACT:

AHT Corporation
Arthur Dague
Director, Investor Relations and Communications
(914) 524-4783